SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock (the
"Common Stock") of New Ireland Fund, Inc. ("IRL".) The principal executive offices of IRL are located at PFPC Inc. 99 High Street, 27th Floor, Boston, MA 02110.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
NA

ITEM 4. PURPOSE OF TRANSACTION
On October 1, 2003 Opportunity Partners L.P. submitted a proposal requesting that the Board of Directors take the necessary steps to enable shareholders to realize net asset value ("NAV") for their shares (See Exhibit 1). Management and the Board of Directors then hired an expensive law firm in a futile attempt to prevent shareholders from voting on our proposal. This is a waste of IRL's assets and is not in the shareholders' best interest because it causes a decline in NAV (by the amount of the legal fees incurred) and does not produce any benefit for shareholders.

Our response to IRL's no action request is attached as Exhibit 2.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a -e NA
Less than 5% ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Shareholder Resolution
Exhibit 2. Response to managements no action request.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/12/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


Exhibit 1.

Opportunity Partners L.P.,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net


Peter Hooper, Chairman
The New Ireland Fund, Inc.
C/0 PFPC Inc.
101 Federal Street
6th Floor
Boston, Massachusetts 02110

Dear Mr. Hooper:

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. We have beneficially owned shares of The New Ireland Fund, Inc. (the "Fund") valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting.

RESOLVED: The shareholders of The New Ireland Fund (the "Fund") request the Board of Directors to promptly take the steps necessary to open end the Fund or otherwise enable shareholders to realize net asset value ("NAV") for their shares.

                      Supporting Statement

The Fund has traded at a double-digit discount to its net asset value ("NAV") for a long time. On September 30, 2003, the discount stood at 18.7%. That means that a shareholder wishing to sell shares would only receive $12.43 per share. If the Fund were open-ended, he would receive the NAV or $15.28 per share.

Since $15.28 is so much more that $12.43, open-ending the Fund means a higher stock price for every shareholder. Yet, we would not be surprised if management opposes it. Why? A Dow Jones news story a few years back revealed what we think is the reason:
"It gives shareholders a way to get out at a profit, and so threatens the company's management fees." But what manager is going to admit that?

Instead, our manager may have to borrow a trick from Tom Sawyer. Do you remember how Tom got his friends to whitewash Aunt Polly's fence? He tricked them into believing that it was fun, not a chore. Our managers and our Board may try to use a similar strategy to confuse shareholders. Think about it this way. If somebody offered to buy your shares at NAV today, would you like that? Of course you would! Well, if the Fund open-ends, you can sell your shares at NAV at any time. Our managers can't deny that open-ending will increase the value of your shares so they need to convince you that you are better off owning a stock worth $12.43 than one worth $15.28. We are betting that you are not as gullible as Tom Sawyer's friends.

If we are right and if you would like to see the Fund's discount eliminated, we urge you to vote in favor of this proposal.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner

Exhibit 2.

Opportunity Partners L.P.,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//
oplp@optonline.net

February 9, 2004

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

The New Ireland Fund, Inc. (the "Fund") - Rule 14a-8 Proposal

Ladies and Gentlemen:

We received a copy of a tirade in the form of a letter dated February 3, 2004 from Paul J. McElroy of Sullivan & Cromwell LLP, counsel to the Fund to you seeking no action assurance if the Fund excludes from its proxy materials our rule 14a-8 proposal requesting "the Board of Directors to promptly take the steps necessary to open end the Fund or otherwise enable shareholders to realize net asset value ("NAV") for their shares." Mr. McElroy contends that our supporting statement is contrary to rule 14a-9. The Fund's request should be denied because it is
(a) untimely and (2) without merit.

Mr. McElroy's letter is a good example of the ancient lawyer's aphorism: "If you don't have the facts, argue the law. If you don't have the law, argue the facts. If you don't have either the facts or the law, pound on the table." Normally, this doesn't sway justice one bit, but it convinces the client1 that the lawyer is doing a great job.

Even if Mr. McElroy's argument had any merit, the Fund's request should be denied because it is untimely. Section G.5 of Division of Corporation Finance Legal Bulletin No. 14 (July 13, 2001) dealing with eligibility and procedural issues states: "Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response." Our proposal was submitted on October 1, 2003. The Fund never contacted us to discuss our proposal. Had it done so, it is possible that an agreement could have been reached. Instead, it waited four months to submit a no action request. As explained in Section G.6. of Legal Bulletin No. 14, "[The Commission's staff receives] the heaviest volume of no-action requests between December and February of each year." Granting the Fund no action relief at this late date will only encourage other companies to ignore Bulletin No. 14's guidance instead of making a good faith effort to resolve their differences with shareholder proponents.

Frankly, we were a bit taken aback by Mr. McElroy's vitriolic attack on our routine supporting statement. He hyperventilates for more than three pages about statements in our supporting statement that he alleges are "false and misleading." For example, although our entire supporting statement is only 289 words and can be read aloud in about 60 seconds, he asserts that a quotation from a Dow Jones story "is but one example in a long list of ways in which the Proponent attempts to blur the distinction between the Fund and its Board of Directors, on the one hand, and the Fund's investment advisor, on the other hand." (emphasis added) Ironically, in the preceding sentence, Mr. McElroy commits the same sin: "The Fund strongly believes that this insidious suggestion impugns the character and integrity of the Fund's investment advisor, as well as that of the Fund's
Board of Directors . . . ."  Does a Fund really have opinions?

Based on his letter, parts of which border on the delusional, Mr. McElroy is ultrasensitive to perceived offenses that other people might never notice (on behalf of his "client" of course). Hopefully, he did not watch Janet Jackson's halftime performance at the Super Bowl because he might have suffered cardiac arrest. If Mr. McElroy really wants to get upset, he might consider these quotations:

       Investment advisers typically dominate the funds they advise. -- See SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d. Sess. 12, 127, 148 (1966) ["Public
       Policy Report"] (stating that funds generally are formed by their advisers and remain under their control, and that advisers' influence permeates fund activities); Wharton School of Finance and Commerce, A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong., 2d Sess. 463
       (1962) ["Wharton Report"] (discussing the dominant position of advisers in the control of funds and the infrequency with which funds have a separate existence from their advisers); see also Clarke Randall, Fiduciary Duties of Investment Company Directors and Management Companies Under the Investment Company Act of 1940, 31 Okla. L. Rev. 635, 636 (1978) ("The adviser's control and influence over the fund is very nearly total."); In the Matter of Steadman Security Corporation, Investment Company Act Release No. 9830 [1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) 81,243, at n.81 (Jun. 29, 1977)
       ("[T]he investment adviser almost always controls the fund.").2
       Over the past decade or more, at too many companies, the chief executive position has steadily increased in power and influence. In some cases, the CEO had become more of a monarch than a manager. Many boards have become gradually more deferential to the opinions, judgments and decisions of the CEO and senior management team. This deference has been an obstacle to directors' ability to satisfy the responsibility that the owners -- the shareholders -- have delegated and entrusted to them.3
       It also was no big secret that corporate boards rubber-stamped management decisions, stomping shareholders in the process.4 Abuses were left unchecked until a rash of accounting scandals led to sweeping reforms in 2002 that redefined the duties of directors.5

In any event, nothing in our supporting statement violates rule
14a-9. However, rather than give a point by point refutation of Mr. McElroy's frivolous objections,6 we refer you to TSC
Industries v. Northway, Inc., 426 U.S. 438 (1976):

     The general standard of materiality that we think best comports with the policies of Rule 14a-9 is as follows: An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. This standard is fully consistent with Mills' general description of materiality as a requirement that "the defect have a significant propensity to affect the voting process." It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

While Mr. McElroy is quick to defend his "client" by asserting, "The directors of the Fund take their statutory duties very seriously and are not controlled or influenced by the investment advisor in the exercise of those duties," that does not make it so. The Commission itself recently expressed concern about whether, in light of the revelations of widespread corruption in the mutual fund industry, fund directors are failing to fulfill their role as independent watchdogs of the investment advisor and has proposed rules that "are designed to enhance the independence and effectiveness of fund boards and to improve their ability to protect the interests of the funds and fund shareholders they serve."7
More important, Mr. McElroy does not explain how anything we said or omitted will materially adversely alter the "total mix" of information that shareholders will ultimately have available to them before they vote. When we submitted our proposal, we did not know whether, in responding to it, the directors would be influenced by the investment advisor - and we still don't know. Based on our reading of many responses to similar proposals by boards of other closed-end funds over the years, we tried to anticipate a likely response by the Fund's board by saying: "Our manager may have to borrow a trick from Tom Sawyer." (emphasis added) It is premature to determine whether any statement we made or omitted, even if false or misleading on its own, will alter the "total mix" of information shareholders will have because a vital element of that "total mix" is the board's response to our proposal. However, if the board determines to provide the shareholders with a fair and balanced discussion of our proposal consistent with its fiduciary duty, we are willing to dispense with our supporting statement entirely.

Finally, in light of Mr. McElroy's complaint that our 289-word supporting statement is replete with "imagery" he calls "provocative and inflammatory,"8 we refer you to a trademark infringement case, Mattel, Inc. v. MCA Records, Inc., 296 F.3d 894, 908 (9th Cir. 2002) in which tempers arguably ran hotter than even Mr. McElroy's. In dismissing a counterclaim by MCA for defamation based on Mattel's use of the words "bank robber," "heist," "crime" and "theft," Circuit Judge Alex Kozinski wrote:
"In context, all these terms are nonactionable `rhetorical hyperbole.' The parties are advised to chill." (citation omitted) Mr. McElroy should consider advising his "client" to do the same.

                                   Very truly yours,


                                   Phillip Goldstein
                                   Portfolio Manager

cc: Paul J. McElroy

_______________________________
1 Here, the "client" seems to be the Fund's board of directors and/or the investment advisor, not the shareholders who would be prevented from voting on our proposal in the unlikely event that Mr. McElroy's rhetorical table pounding is successful.
2 Release No. 34-41987, Proposed Rule on the Role of Independent Directors of Investment Companies, October 15, 1999, Footnote No. 10 and related text
3 Remarks of SEC Chairman William H. Donaldson at the 2003 Washington Economic Policy Conference, Mar. 24, 2003
4 Maybe this was a big secret to Mr. McElroy.
5 "How Hazards For Investors Get Tolerated year After Year," By Susan Pulliam, Susanne Craig and Randall Smith, Wall Street Journal, February 6, 2004
6 However, we note that the fact that the board authorized engaging Mr. McElroy's firm to prepare an attack letter before attempting to engage us in discussion suggests a lack of good faith that would be consistent with their fiduciary duty.
7 Release No. IC-26323, Proposed Rule on Investment Company Governance, January 15, 2004: ("The Investment Company Act relies heavily on fund boards of directors to manage conflicts of interest that the fund adviser inevitably has with the fund. The effectiveness of a fund board and the influence of its independent directors depend on both the quality of the directors and the governance practices they adopt. Our concern is that in many fund groups, including some of the fund complexes that have been the subject of our enforcement cases, the fund adviser exerts a dominant influence over the board. Because of its monopoly over information about the fund and its frequent ability to control the board's agenda, the adviser is in a position to attempt to impede directors from exercising their oversight role. In some cases, boards may have simply abdicated their responsibilities, or failed to ask the tough questions of advisers; in other cases, boards may have lacked the information or organizational structure necessary to play their proper role. Management-dominated boards may be less likely to effectively undertake the many important responsibilities assigned to them. The breakdown in fund management and compliance controls evidenced by our enforcement cases raises troubling questions about the ability of many fund boards, as presently constituted, to effectively oversee the management of funds.") (footnotes omitted)
8 Mr. McElroy cites the words "trick", "tricked", "whitewash", "confuse", and "gullible".